October 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cingulate Inc.
Registration Statement on Form S-1
File No. 333-259408

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 4, 2021, in which we, as representative of the several underwriters of Cingulate Inc.’s proposed initial public offering of common stock, joined Cingulate Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Wednesday, October 6, 2021, at 4:00 p.m. Eastern Time. Cingulate, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

OPPENHEIMER & CO. INC.

As representative of the

several Underwriters

OPPENHEIMER & CO. INC.

By:	/s/ Matthew Dormer
Name:	Matthew Dormer
Title:	Managing Director